[2900 Westchester Avenue
Purchase, New York 10577]

JACKSON®
NATIONAL LIFE INSURANCE COMPANY
OF NEW YORK

ENDORSEMENT

This endorsement is made a part of the Contract to which it is attached. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control.

Purpose:

Policy Endorsement form 7637NY, which outlined the Federal Income Tax treatment for the Defense of Marriage Act and was previously provided to You either upon issuance of Your Contract or in a general mailing, is now no longer applicable and considered null and void.

Signed for the Jackson National Life Insurance Company of New York

President and Chief Executive Officer